SUB-ITEM 77C: Submission of matters to a vote of security holders

(a)
A special meeting of the shareholders of Nicholas-Applegate Emerging Markets Opportunities Fund (“Fund”) was held on August 16, 2006 (“Special Meeting of Shareholders”) whereby shareholders of record as of June 30, 2006 approved the termination and reorganization of the Fund into the Allianz Emerging Markets Opportunities Fund (“Acquiring Fund”).

(b)	N/A
(c)
The general subject matter of the Special Meeting of Shareholders of the Fund included, among other things: (a) approval of the reorganization of the Fund (the “Acquired Fund”) to the Allianz Funds (“Acquiring Fund”); (b) the approval of a proposed Agreement and Plan of Reorganization and the transactions contemplated thereby; and (c) the liquidation and termination of the Fund. There were the following votes either present or represented by proxy:

Total Shares Outstanding: 1,827,840.00
Total Shares in Favor: 948,204.06
Total Shares Against: 0
Total Shares Abstaining: 0